DIRECT DIAL: 212.451.2307 EMAIL: JSPINDLER@OLSHANLAW.COM

August 6, 2010

VIA EDGAR AND UPS

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially filed May 14, 2010, as amended on
June 18, 2010 and July 15, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated July 30, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. (the “Company”) and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 3 to Form S-1 (“Amendment No. 3”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 3. Our responses are numbered to correspond to your comments.

Prospectus Cover Page

1.	We note your response to prior comment 5. Because it remains unclear how you determined that you did not begin the rights offering to your largest shareholder prior to filing this registration statement, we reissue the comment. Rather than focusing on arousing public interest or conditioning the market, please expand your analysis to address whether your communications with Steel Partners and its affiliates constituted the beginning of a privately negotiated transaction. Cite all authority on which you rely.

Response: The Company does not believe that it began its rights offering to its largest shareholder prior to the filing of the initial registration statement and does not believe its communications with Steel Partners and its affiliates constituted the beginning of a privately negotiated transaction. The Chief Executive Officer and director, and Chairman of the Board of

August 6, 2010

Directors of the Company are also Managing Directors of Steel Partners. Both such directors were present at the Board of Directors meeting where the Company discussed and approved proceeding with a rights offering and indicated at such meeting without solicitation from any other board member, that Steel Partners intended to exercise all of its basic subscription rights and to over-subscribe for the maximum amount of shares it can over-subscribe for without endangering the availability of the Company’s net operating loss carryforwards under Section 382 of the Internal Revenue Code, but they did not make any formal commitment or assurance on behalf of Steel Partners to do either. Neither at that meeting nor at any time prior to the filing of the initial registration statement with respect to this offering, did the Board of Directors discuss amongst themselves or with any third party including Steel Partners, any of the following:

•	the exercise price per right;

•	the conversion ratio of each right;

•	the record date of the rights offering;

•	the expiration date of the rights offering;

•	the date until which the rights offering could be extended; or

•	whether Steel Partners or any other third party would backstop the rights offering.

Additionally, neither Steel Partners, nor any of its affiliates, either prior to the filing of the initial registration statement or at anytime thereafter agreed to be irrevocably bound to participate in the rights offering. As such, because no terms of any offering were discussed with the Company’s largest shareholder, nor did the Company solicit interest from its largest shareholder with respect to the offering, the Company does not believe that it commenced an offering of securities, privately negotiated, or otherwise, prior to the filing of a registration statement.

Can the Company terminate the rights offering, page 6

2.	We note your response to comment 12 and we reissue the comment. Please revise to clearly state that you will return funds to shareholders promptly if you terminate the offering, consistent with Rule 15c2-4. We note that your disclosure continues to indicate the funds will be returned within five days.

Response: The Company has revised its registration statement to state, consistent with Rule 15c2-4, that funds received will be promptly returned to shareholders if the Company terminates the offering. The Company has removed the references regarding return of funds to shareholders within five days if the offering is terminated.

August 6, 2010

Have any shareholders, page 7

3.	We note your response to prior comment 14. Please review to clarify the extent to which your largest shareholder will be subject to the protection mechanics in exhibit 99.1. With a view towards clarified disclosure,

•	tell us whether holders that currently hold in excess of 1.1 million shares will be permitted to participate in the offering;

Response: Holders that currently hold in excess of 1.1 million shares will be permitted to participate in the offering up to such amounts that will not jeopardize the Company’s Net Operating Losses (“NOLs)” and capital loss carryforwards. The Company has revised the registration statement accordingly. Please see pages 16 and 24 of the prospectus.

•	provide your analysis as to why, in light of the protection mechanics, you believe the distribution of rights is pro rata;

Response: The Company believes that the distribution of the basic subscription rights to all shareholders is pro rata because the Company would have no need to and will not reduce the amount of basic subscription rights exercised by any such holder since no shareholder exercising its basic subscription right could jeopardize any of the Company’s NOLs, so all shareholders have the same rights with respect to the basic subscription rights. While the Company also believes that the grant of the oversubscription rights to all shareholders is pro rata, it has clarified the disclosure on page 22 of the prospectus to clarify that the basic subscription right is pro rata. The only other disclosure in the registration statement that references “pro rata” refers to the allocation of shares to those holders who have exercised oversubscription rights.

•	tell us the maximum percentage and number of shares your largest shareholder could acquire assuming no other shareholder were to exercise its rights; and

Response: Assuming that no other shareholder were to exercise its rights and the largest shareholder were to exercise all of its basic subscription rights in the rights offering and such portion of its over subscription rights which would not jeopardize the Company’s NOLs and capital loss carryforwards, the largest shareholder could acquire approximately 15.2 million shares giving such shareholder 58.05% of the number of shares outstanding of the Company’s common stock. The Company has revised the registration statement accordingly. Please see pages 8, 15 and 23 of the prospectus.

•	explain how the protection mechanics in exhibit 99.1 relate to the limits in the agreement with Mellon, as indicated in your response to the second bullet-point.

Response: On January 22, 2007, the Company entered into a Rights Agreement with Mellon Investor Services LLC, as Right Agent to protect shareholder value by protecting the Company’s ability to realize the benefits of its NOLs and capital loss carryforwards. The Rights Agreement imposes a significant penalty upon any person or group that acquires 5% or more of the Company’s outstanding Common Stock without the prior approval of its Board of Directors. However, the Company’s Board of Directors may exempt any person or group that owns 5% or more of the Company’s outstanding Common Stock if the Board of Directors determines that the person or group’s ownership will not endanger the availability of the Company’s NOLs and/or its

August 6, 2010

capital loss carryforwards. Therefore, the protection mechanisms in exhibit 99.1 allow the Board of Directors to analyze the effect on the Net Operating Losses of any shareholder who may as a result of the rights offering increase such shareholders ownership in excess of 5%. If, following such analysis, the Board of Directors determines such shareholder would not jeopardize the Company’s net operating losses and capital loss carryforwards, the Board of Directors would allow such shareholder to exercise as many rights as it subscribed for (subject to potential proration as a result of numerous shareholders exercising oversubscription rights) as would not jeopardize the Company’s net operating losses and capital loss carryforwards.

4.	Please revise the cover page of the prospectus and elsewhere as appropriate to clarify that the stock splits will not occur, if at all, prior to the closing of the rights offering, as indicated in your response to the third bullet-point of prior comment 14.

Response: The Company has revised the disclosure on the cover page of the prospectus and elsewhere in the prospectus to clarify that the Board of Directors of the Company will not implement the reverse and forward stock splits, if at all, earlier than the completion of the rights offering.

Protection Mechanics, page 24

5.	We note the section added in response to prior comment 7. Please revise to clarify in what way the protection mechanics are binding and enforceable against investors in this offering, as indicated in the ninth bullet-point on page 24. Add appropriate risk factor disclosure. We may have further comment based on your response.

Response: The disclosure has been revised to indicate that by signing the Subscription Certificate, shareholders agree that the protection mechanics are binding and enforceable against it and that the Board of Directors, in its sole discretion, without any recourse by the shareholder, may reduce the number of rights such shareholder would be able to exercise in order not to jeopardize the Company’s NOLs and capital loss carryforwards. Page 24 of the prospectus has been revised accordingly and a risk factor has been added to page 16 of the prospectus.

Exhibit 8.1

6.	Given the date restriction in the fourth paragraph, please file an opinion dated on the date that the registration statement becomes effective, or provide a revised opinion without this restriction.

Response: The tax opinion has been revised to remove the date restriction in the paragraph beginning with “Our opinion is based on…”. The revised tax opinion has been filed as Exhibit 8.1 to Amendment No. 3.

7.	Please provide the consent of counsel regarding the discussion of the opinion in the registration statement. Also, amend your exhibit index to indicate where the consent is filed.

Response: The consent of counsel regarding the tax opinion has been filed as Exhibit 23.3 and is contained in Exhibit 8.1. The Exhibit Index has been revised accordingly.

August 6, 2010

Attached as Exhibit A hereto is a form of the letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter which will be provided to the Commission at the time acceleration is requested.

August 6, 2010

Please direct your questions or comments regarding the Company’s responses to the Comment Letter and Amendment No. 3 to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler

Jeffrey S. Spindler

Enclosure

cc:	Louis Rambo
John J. Quicke

Exhibit A

DEL GLOBAL TECHNOLOGIES CORP.

100 Pine Aire Drive

Bay Shore, New York 11706

August 6, 2010

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Registration Statement on Form S-1
Initially Filed May 14, 2010, as amended on June 18, 2010 and July 15, 2010
File No. 333-166867

Dear Mr. Mancuso:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated July 30, 2010, with regard to the above-referenced filing. Del Global Technologies Corp. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEL GLOBAL TECHNOLOGIES CORP.

By:	/s/ John J. Quicke
Name:	John J. Quicke
Title:	President and Chief Executive Officer